SAM FOX

I have 15 years experience being on set as a professional actor and for the last 6 years I have been writing, producing, directing, editing and acting in my own content under the production company Foxy Films as well as working freelance production for others. I am involved in most aspects ranging from production assistant to executive producer, following the project in all stages of development from pre-production, production, post-production, delivery and marketing of media content. My last film "Wowzers" has been accepted into several film festivals and has won three categories at LA Film Awards as well as Best Film at We Make Movies International and Sick N' Wrong Film Festival. I am organized, motivated, a mean multitasker, and take initiative.

EXPERIENCE

PRODUCTION

2019	**My Divorce Party** – Feature *Executive Producer* Dir. Heidi Weitzer	2018	**Herschel Supply Co. Bali** - Travel Video *Producer, Writer, Director, Host* Dir. Sam Fox
2019	**Unagi** – Short Film *Director, Producer, Writer, Actress* Dir. Sam Fox	2018	**Wowzers** - Short Film *Executive Producer, Actress, Writer* Dir. Ace Thor
2019	**Circus Person** – Short Film *Producer* Dir. Britt Lower	2018	**The Lag** - Short Film *Producer, Writer, Director, Actress* Dir. Sam Fox
2019	**Coming Home** – Short Film *Key Production Assistant* Dir. Adam Epstein	2018	**Adventures of Sam Sam** - Web Series *Producer, Writer, Director, Editor, Host* Dir. Sam Fox
2019	**Audi** - Commercial *Production Assistant* Dir. Anthony Leonardi III	2017	**Proof** - Theatre *Producer, Writer, Actress* Dir. Andrew Quintero
2019	**Compel** - Short Film *Production Assistant* Dir. Patrick Duncan		

American Entertainment Investors - 2019 - Present   Assistant/ Intern

• Personal Assistant to CEO Joe Cohen • General Secretarial/ Office Work • Script Coverage • Film Analytics • Excel Spreadsheets

Personal Assistant to Louise Sutton - 2018 - Present   Personal Assistant/ Driver

• Personal Assistant to Emmy Award Winning Producer Louise Sutton While in Los Angeles

SKILLS

• Adobe Premiere Pro   • Photoshop   • MS Office   • Google Suite   • Call Sheets   • Script Coverage

• Pre-Production (Insurance, Unions, Permitting)   • Post Production (Marketing & Delivery, Distribution, Music Licensing)

• General Secretarial

EDUCATION

• 2006-2008 Santa Monica City College

• 2006 Graduated Agoura High School